Exhibit 3.1.1
State of North Carolina
Department of the Secretary of State
ARTICLES OF AMENDMENT
OF A BUSINESS CORPORATION
FOR
YADKIN VALLEY FINANCIAL CORPORATION
Pursuant to §55-10-06 of the General Statues of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.
1.	The name of the corporation is: YADKIN VALLEY FINANCIAL CORPORATION

2.	The text of each amendment adopted is as follows (State below or attach):
On April 29, 2010, the Corporation adopted the following Amendment of its Articles of Incorporation, as set forth in the following:
Article II had been deleted in its entirety and now reads as follows:
The amount of authorized capital stock of the Corporation shall be 51,000,000 shares, to be divided into 50,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value. The common stock shall be of one class. Subject to the rights of the preferred stock, as determined by the Board of Directors, the holders of the common stock shall have one vote per share on all matters on which holders of the common stock are entitled to vote. The shares of the preferred stock may be issued from time to time by the Corporation in such series as the Board of Directors may determine and shall have such voting powers, designations, preferences, limitations and relative rights as the Board of Directors may and hereby is authorized to determine. This amendment does not modify or affect the authorization of the series of preferred stock that have already been authorized prior to the date of this amendment, including the Articles of Amendment effective July 24, 2009 and the Articles of Amendment effective January 16, 2009.
3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows: N/A

4.	The date of adoption of each amendment was as follows: April 29, 2010

5.	(Check either a, b, c, or d, whichever is applicable)
a. ___The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.

b. ___The amendment(s) was (were) duly adopted by the board of directors prior to issuance of the shares.

c. ___The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (set forth a brief explanation of why shareholder action was not required).

d. X The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.
6.	These articles will be effective upon filing, unless a delayed time and date is specified:
The effective date of these Articles of Amendment shall be 8:00 a.m. on May , 2010.
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This 13th day of May, 2010

YADKIN VALLEY FINANCIAL CORPORATION Name of Corporation

/s/Patti H. Wooten

Signature

Patti H. Wooten, Secretary

Type or Print Name and Title